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Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES
Computation of Basic and Diluted Earnings Per Share
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Net income	$106	$1,184	$369	$1,519

Weighted average shares outstanding for calculating basic earnings per share	6,089,879	5,929,501	6,091,397	5,550,224
Options	35,461	—	21,864	—

Total shares for calculating diluted earnings per share	6,125,340	5,929,501	6,113,261	5,550,224

Basic earnings per share	$0.02	$0.20	$0.06	$0.27

Diluted earnings per share	$0.02	$0.20	$0.06	$0.27

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  Exhibit 11
PAULA FINANCIAL AND SUBSIDIARIES Computation of Basic and Diluted Earnings Per Share (In thousands, except per share data)